UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated May 3, 2011: Globus Maritime Limited Announces the Acquisition of a 2005-Built Panamax Dry Bulk Carrier, Expanding Fleet to Seven Vessels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 3, 2011

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces the Acquisition of a 2005-Built Panamax Dry Bulk Carrier, Expanding Fleet to Seven Vessels

Athens, Greece, May 3, 2011 - Globus Maritime Limited ("Globus" or the “Company"), (NASDAQ: GLBS), a dry bulk vessel owner and operator, announces that it has agreed to purchase, from an unaffiliated third party, a 74,432 DWT Panamax dry bulk carrier for $31.4 million. The vessel was delivered from Hudong Zhonghua Shipyard in China in November 2005.

The vessel is expected to be delivered to Globus during the third quarter of 2011. Upon her delivery, she will be chartered back to a Gleamray Maritime Inc. guaranteed nominee at the net daily rate of $18,000 until the third quarter of 2013.

On completion of this acquisition, the fleet of Globus will expand to seven modern dry bulk carriers with a total carrying capacity of 453,135 DWT and a weighted average age of 4.8 years (as of September 30, 2011).

George Karageorgiou, President and CEO of Globus commented: “Consistent with our strategy to own modern assets and to seek accretive acquisitions at the proper time, we have agreed to acquire a modern Panamax vessel. Thus far, 2011 has been a year of significant growth for Globus, as we have agreed to acquire two modern vessels, a 2007-built Supramax and a 2005-built Panamax, expanding our fleet by approximately 42% in terms of DWT. Both ships have charter coverage which enhances our cash flow stability and visibility: the Supramax until the first quarter of 2015, and the Panamax until the third quarter of 2013. We will continue to seek opportunities for accretive growth, which we are confident, will lead to enhanced value for our loyal shareholders.”

About Globus Maritime Limited

Globus is a global provider of seaborne transportation services for dry bulk cargoes, including coal, grain, steel products, cement, alumina and other dry bulk cargoes along worldwide shipping routes. Currently the Company’s subsidiaries own and operate five vessels with a weighted average age of 4.2 years (as of March 31, 2011) and a total carrying capacity of 319,913 DWT. Globus has contracted to acquire two dry bulk vessels to be delivered during the third quarter of 2011.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Geoge Karageorgiou, President and CEO

info@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante